                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*



                               RESPONSE USA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)



                                   761235 40 7
                                 (CUSIP Number)


                            BERT BEDROSIAN, PRESIDENT
                                    BKR, INC.
                             7944 E. BECK LANE, #210
                            SCOTTSDALE, ARIZONA 85260
                                 (602) 483-9337
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  MARCH 4, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 761235 40 7                                        Page 2 of 7 Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      BKR, INC., a Nevada corporation (88-0371100)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
                      OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                      Nevada
--------------------------------------------------------------------------------
              NUMBER OF        7           SOLE VOTING POWER
                SHARES                              -0-
             BENEFICIALLY    ---------------------------------------------------
               OWNED BY        8           SHARED VOTING POWER
                 EACH                            1,094,164
              REPORTING      ---------------------------------------------------
                PERSON         9           SOLE DISPOSITIVE POWER
                 WITH                            -0-
                             ---------------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                              1,094,164
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,094,164
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      26.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
                      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 761235 40 7                                        Page 3 of 7 Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Bert Bedrosian
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
                      OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                      Arizona
--------------------------------------------------------------------------------
              NUMBER OF        7           SOLE VOTING POWER
                SHARES                              -0-
             BENEFICIALLY    ---------------------------------------------------
               OWNED BY        8           SHARED VOTING POWER
                 EACH                            1,094,164
              REPORTING      ---------------------------------------------------
                PERSON         9           SOLE DISPOSITIVE POWER
                 WITH                            -0-
                             ---------------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                              1,094,164
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,094,164
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      26.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP NO. 761235 40 7                                        Page 4 of 7 Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Robin Bedrosian
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
                      OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                      Arizona
--------------------------------------------------------------------------------
              NUMBER OF        7           SOLE VOTING POWER
                SHARES                              -0-
             BENEFICIALLY    ---------------------------------------------------
               OWNED BY        8           SHARED VOTING POWER
                 EACH                            1,094,164
              REPORTING      ---------------------------------------------------
                PERSON         9           SOLE DISPOSITIVE POWER
                 WITH                            -0-
                             ---------------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                              1,094,164
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,094,164
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      26.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

ITEM 1.           Security and Issuer.

                  This statement relates to the Common Stock, par value $.008 per share ("Common Stock") issued by Response USA, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 11-K Princess Road, Lawrenceville, New Jersey 08648.

ITEM 2.           Identity and Background.

                  This statement is filed by BKR, Inc., a Nevada corporation ("BKR"), Bert Bedrosian, the Chairman and President of BKR, and Robin Bedrosian, the Secretary and Treasurer and a Director of BKR. Bert Bedrosian owns one hundred percent (100%) of the outstanding capital stock of BKR. Bert Bedrosian as an Officer and Shareholder of BKR and Robin Bedrosian as an Officer may be deemed to beneficially own the shares of Common Stock of the Company owned of record by BKR. BKR's principal business is the manufacture and distribution of personal emergency response systems and the monitoring of said systems at its principal place of business located at 7944 East Beck Lane, Suite 210, Scottsdale, Arizona 85260. BKR, Bert Bedrosian and Robin Bedrosian are sometimes referred to collectively as the Reporting Persons.

                  None of the Reporting Persons have, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           Source and Amount of Funds or Other Consideration.

                  The 1,094,164 shares of Common Stock were issued to BKR pursuant to a Purchase Agreement dated March 4, 1997 (the "Purchase Agreement") whereby the Company acquired certain assets of BKR in exchange for the stock which was issued at a price of $3.016 per share.

ITEM 4.           Purpose of Transaction.

                  The purpose of the acquisition of the stock is for investment. The Reporting Persons may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by them at any time. BKR holds a warrant pursuant to which it may acquire up to 450,000 additional shares of the Company's Common Stock. In addition, pursuant to the Purchase Agreement, under certain circumstances BKR may be issued additional shares of the Company's Common Stock (See Item 6). The Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j), of Item 4 of Schedule 13D.

ITEM 5.           Interest in Securities of the Issuer.

                  As of the date hereof, the Reporting Persons beneficially own 1,094,164 shares of the Company's Common Stock, comprising approximately 26.50% of the shares outstanding. The percentage used herein is calculated based upon the 4,130,908 shares of Common Stock of the Company stated by the Company as issued and outstanding as of March 4, 1997. The Reporting Persons have shared voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. None of the Reporting Persons have effected any transactions in the shares of the Common Stock in the past sixty (60) days except for the acquisition of the Common Shares.

                  No person other than the Reporting Persons has the right to receive or the power to direct receipt of dividend or the proceeds of sale of the shares of Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  BKR and the issuer are equal owners of HealthLink, Ltd., a Nevada limited liability company and BKR has been granted through HealthLink, Ltd. the right to acquire up to 450,000 shares of the Common Stock of the Company based on certain performance criteria. The Company has, pursuant to the Purchase Agreement, guaranteed a value of $3,300,000.00 payable in shares of the Common Stock of the Company. An arrangement has been reached whereby upon the sale of a certain amount of the shares and assuming a value less than the $3,300,000.00 value the Company has agreed to issue additional Common Shares to BKR in order to allow BKR to receive the value of $3,300,000.00. Other than the foregoing, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the issuer, including but not limited to, transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

ITEM 7.           Materials to be Filed as Exhibits.

                  99.1     Warrant.
                  99.2     Purchase Agreement.
                  99.3     Joint Filing Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 1997             BKR, INC.,
                                 a Nevada corporation


                                 By:  /s/ Bert Bedrosian
                                      ---------------------------------
                                      BERT BEDROSIAN, President



                                  /s/ Bert Bedrosian
                                 -------------------------------------
                                  BERT BEDROSIAN



                                  /s/  Robin Bedrosian
                                 --------------------------------------
                                  ROBIN BEDROSIAN